UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
AMENDMENT NO. 3
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

American Independence Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

026760 40 5
(CUSIP Number)

Ms. Teresa A. Herbert
96 Cummings Point Road
Stamford, Connecticut 06902

(203) 358-8000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 15, 2005
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 026760 40 5

1)	**NAME OF REPORTING PERSON** **S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON** Independence Holding Company		

2)	**CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a)	☑
		(b)	☐

3)	**SEC USE ONLY**

4)	**SOURCE OF FUNDS** WC

5)	**CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)** ☐

6)	**CITIZENSHIP OR PLACE OF ORGANIZATION** Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	**SOLE VOTING POWER** 785,531
	8)	**SHARED VOTING POWER** none
	9)	**SOLE DISPOSITIVE POWER** 785,531
	10)	**SHARED DISPOSITIVE POWER** none

11)	**AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** 3,546,685

12)	**CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** ☐

13)	**PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 42%

14)	**TYPE OF REPORTING PERSON** CO

SCHEDULE 13D

CUSIP No. 026760 40 5

1) **NAME OF REPORTING PERSON**
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Madison Investors Corporation

2) **CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☑ (b) ☐

3) **SEC USE ONLY**

4) **SOURCE OF FUNDS** WC

5) **CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)** ☐

6) **CITIZENSHIP OR PLACE OF ORGANIZATION**
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) **SOLE VOTING POWER**	2,761,154
	8) **SHARED VOTING POWER**	none
	9) **SOLE DISPOSITIVE POWER**	2,761,154
	10) **SHARED DISPOSITIVE POWER**	none

11) **AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
2,761,154

12) **CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** ☐

13) **PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
32.7%

14) **TYPE OF REPORTING PERSON**
CO

The following amends the Schedule 13 D dated August 8, 2002, as amended (the "Schedule 13D") filed with the Securities and Exchange Commission by Madison Investors Corporation, a Delaware corporation ("Madison Investors"), with respect to the Common Stock, $.01 par value (the "Common Stock") of American Independence Corp., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 3, the Schedule 13D speaks as of its date.

Item 2 of Schedule 13-D "Identity and Background" is amended as follows:

(a) - (c) This Schedule 13D is being filed by Independence Holding Company (NYSE: IHC), a Delaware corporation ("IHC"), and Madison Investors.

Item 3 of Schedule 13-D "Source and Amount of Funds or Other Consideration" is amended as follows:

The total amount of funds expended by IHC for the purchase was $2,081,700 and was funded by working capital.

Item 4 of Schedule 13-D "Purpose of Transaction" is amended as follows:

On April 15, 2005, IHC acquired a total of 162,000 shares of Common Stock to which this Schedule 13D relates. These shares were acquired for investment purposes and to increase IHC's equity interest in the Company.

Except as set forth in this Item 4, IHC and Madison Investors do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13-D.

Item 5 of Schedule 13-D "Interest in Securities of the Issuer" is amended as follows:

(a)   As of the date hereof, IHC owns an aggregate of 3,546,685 shares of Common Stock (including 2,761,154 shares owned by Madison Investors), representing approximately 42% of the outstanding shares of Common Stock based upon the 8,438,889 shares of Common Stock reported by the Company to be issued and outstanding as of March 15, 2005 as reported in the Company's Form 10-K for the period ended December 31, 2004.

Except as described below, none of the persons identified in Item 2 hereof ("Item 2 Persons") beneficially owns any Common Stock:

Mr. Edward Netter, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto) may be deemed to be a control person of IHC, whose ownership is set forth above.

Mr. Roy T.K. Thung, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of (pursuant to options exercisable within 60 days of the date hereof) and has the sole power to vote and dispose of 33,334 Shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Steven B. Lapin, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 25,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Robert P. Ross, Jr., a director of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 20,000 shares of Common Stock in the name of Starboard Partners, L.P., (a limited partnership managed by an entity controlled by Mr. Ross ("Starboard")), constituting less than 1% of the outstanding shares of Common Stock.

Mr. James G. Tatum, a director of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 5,900 shares of Common Stock (including 2,000 shares owned by Mr. Tatum's wife), constituting less than 1% of the outstanding shares of Common Stock.

Mr. David T. Kettig, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 29,307 shares of Common Stock (including 24,307 shares pursuant to options exercisable within 60 days of the date hereof), constituting less than 1% of the outstanding shares of Common Stock.

Ms. Teresa A. Herbert, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 22,129 shares of Common Stock (including 19,029 shares pursuant to options exercisable within 60 days of the date hereof, and 600 shares owned by her children), constituting less than 1% of the outstanding shares of Common Stock.

Mr. Brian R. Schlier an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of (pursuant to options exercisable within 60 days of the date hereof) and has the sole power to vote and dispose of 1,667 shares of Common Stock., constituting less than 1% of the outstanding shares of Common Stock.

Mr. C. Winfield Swarr, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and as the sole power to vote and dispose of 3,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Alex Giordano, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of (pursuant to options exercisable within 60 days of the date hereof) and has the sole power to vote and dispose of 7,500 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. H. William Smith, III, an officer of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 200 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Mark A. Musser, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 1,100 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

(b)   IHC and Madison Investors each has sole voting power and sole dispositive power over the shares of Common Stock it beneficially owns.

(c)   Except as set forth below, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof:

IHC acquired 5,000 shares of Common Stock in an open market transaction on April 14, 2005 at $12.694.

IHC acquired 5,000 shares of Common Stock in an open market transaction on March 23, 2005 at $13.49.

IHC acquired 1,500 shares of Common Stock in an open market transaction on March 21, 2005 at $13.60.

IHC acquired 130 shares of Common Stock in an open market transaction on March 17, 2005 at $13.60.

Item 6.   Material to be Filed as Exhibits

Exhibit No.   Description

99.2   Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

INDEPENDENCE HOLDING COMPANY

By: /s/ Teresa A. Herbert
         Teresa A. Herbert, Senior Vice President

MADISON INVESTORS CORPORATION

By: /s/ Teresa A. Herbert
         Teresa A. Herbert, Vice President

EXHIBIT 99.2

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-I (k) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 15, 2005.

INDEPENDENCE HOLDING COMPANY

By: /s/ Teresa A. Herbert
       Teresa A. Herbert, Senior Vice President

MADISON INVESTORS CORPORATION

By: /s/ Teresa A. Herbert
       Teresa A. Herbert, Vice President

Dated: April 15, 2005